Exhibit 10.1

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as **. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (“Agreement”), originally entered into as of July 16, 1993, (the “Original Effective Date”), as amended and restated effective as of October 6, 1995 (the “First Amendment Date”), and as further amended and restated effective as of July 1, 2003 (the “Second Amendment Date”), among THE TRUSTEES OF COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK, a New York Corporation (“Columbia”), and COLD SPRING HARBOR LABORATORY, a New York corporation (“Cold Spring”) (hereinafter collectively referred to as “Licensor”), and PHARMACOPEIA DRUG DISCOVERY, INC., a Delaware corporation that is the successor to the rights and obligations hereunder of PHARMACOPEIA, INC. (the “Company”).

RECITALS

1.                                       The Company has been formed for the purposes of developing combinatorial chemical libraries for the development of human pharmaceutical products and methods of preparing and using such libraries to discover, develop and sell products.

2.                                       Licensor is the owner of certain technology, materials, patents and patent applications relating to combinatorial chemical libraries and methods of preparing and using the same, and Columbia and Cold Spring are, respectively, the employers of Dr. W. Clark Still (“Dr. Still”) and Dr. Michael H. Wigler (“Dr. Wigler”), each of whom is a named inventor on such patents and patent applications.

3.                                       The Company desires to obtain, and Licensor desires to grant to the Company, a license under the technology, materials, patents and patent applications of Licensor relating to combinatorial chemical libraries and methods of preparing and using the same.

4.                                       Licensor and the Company have previously executed and delivered the following prior versions of, and additions and amendments to, this Agreement: (a) the original Agreement effective July 16, 1993; (b) a letter agreement dated December 12, 1994 (the “December 1994 Amendment”); (c) a letter agreement dated January 23, 1995 (the “January 1995 Amendment”); (d) the amended and restated License Agreement effective October 6, 1995; and (e) the Tolling Agreement effective on or about October 7, 2004, as amended. The documents referred to in this paragraph 4 are attached hereto as Exhibit A.

5.                                       The parties have executed this Agreement as of May 23, 2005, to be retroactive to the Second Amendment Date.  Thus, from and after the Second Amendment Date, this Agreement shall amend and supersede in full all prior versions, additions and amendments (a) through (e) identified in paragraph 4 above, and this Agreement shall be applicable to all matters and actions occurring on or after the Second Amendment Date.

Now, Licensor and the Company agree as follows:

1.                                       Definitions.

a.                                       “Affiliate” shall mean any corporation or other business entity that directly or indirectly controls, is controlled by, or is under common control with, the Company. Control means ownership or other beneficial interest in 50% or more of the voting stock or other voting interest of a corporation or other business entity.

b.                                      “ECLiPS” is an acronym for “encoded combinatorial libraries on polymeric support,” and is meant to refer to any chemical compound prepared by, or on behalf of, the Company using any Licensed Subject Matter and/or any research programs carried out and involving any use of Licensed Subject Matter.

c.                                       “ECLiPS-enabled Revenues” shall have the meaning set forth in Section 3.a.(iii) below.

d.                                      “Field” shall mean combinatorial chemical libraries encoded by detachable electrophoric tags and methods of preparing and using the same.

e.                                       “Geographic Area” shall mean all countries and other territories in the world.

f.                                         “ITD Costs” means internal technology development costs.  “Corporate ITD Costs” and “Pro Rata ITD Costs” are defined in Section 3.a.(iii) below.

g.                                      “Licensed Patents” shall mean the patents and patent applications, including any division, continuation, continuation in part, substitute, renewal, reissue, extension, confirmation, reexamination or registration and any patent issuing thereon, for which the Company was granted a license as of the Original Effective Date pursuant to the original Agreement effective July 16, 1993. A list of Licensed Patents as of May 5, 2005 is attached as Exhibit B.

h.                                      “Licensed Products” shall mean any product or service incorporating, or discovered utilizing, Licensed Subject Matter.

i.                                          “Licensed Materials” shall mean materials provided by Licensor to the Company relating to the Field, including any chemical compound or substance.

j.                                           “Licensed Subject Matter” shall mean the Licensed Patents, Licensed Materials and Licensed Technology.

k.                                       “Licensed Technology” shall mean any technology communicated by Licensor to the Company relating to the Field and not covered by a claim of a Licensed Patent.

1.                                       “Net Sales” shall mean all ** charged by the Company or an Affiliate for the **, **

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**. In the case of ** by an Affiliate, Net Sales shall be based upon the greater of the ** or ** by the Company to a Third Party and the ** or ** by the Company to the Affiliate.

m.                                    “R&D Costs” (“research and development costs”) are defined in Section 3.a.(iii) below.

n.                                      “Sublicensees” shall mean Third Parties to whom the Company has granted sublicenses under the Licensed Subject Matter.

o.                                      “Third Party” shall mean any party other than (i) Licensor or (ii) the Company.

2.                                       License Grant.

a.                                       Licensor grants to the Company and its Affiliates, subject to all the terms and conditions of this Agreement, an exclusive, worldwide license under the Licensed Subject Matter, with the right to sublicense, to develop, manufacture, have made, use, sell, rent, or lease Licensed Products for the term of this Agreement, provided that any Sublicensee agrees to comply with terms and provisions of this Agreement, where applicable, and that the Company takes all reasonable steps to safeguard the proprietary nature of the Licensed Technology in connection with any such sublicense. No Sublicensee shall have any right to further grant sublicenses. With respect to any such sublicense: (i) Company shall continue to be responsible to Licensor for any obligations of Company under this Agreement; (ii) Licensor shall have no responsibility to any such Sublicensee; and (iii) Company shall be responsible for enforcing compliance by Sublicensees with applicable provisions of Section 10.

b.                                      All rights granted by Licensor to the Company under this Section 2 and under this Agreement are subject to the requirements of 35 U.S.C. §200 et seq. and implementing regulations.

3.                                       Royalties and Payments.

a.                                       In consideration of the license granted under Section 2(a) of this Agreement, the Company shall pay to Licensor:

(i)                                    non-refundable annual license fees which shall be payable in accordance with the following schedule:

(a)                                 One-hundred thousand dollars ($100,000.00), in four equal installments of twenty-five thousand dollars ($25,000) each, during the third and each subsequent year of this Agreement after the Original Effective Date, payable at the end of each three (3) month period of each such year. Such annual non-refundable license fees shall be creditable in full against royalty payments due Licensor from the Company pursuant to Section 3(a)(ii) and, against payments due Licensor from the Company pursuant to Section 3(a)(iii) hereof, in each case for the year in which such annual fee is

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paid. To the extent any portion of such annual fee has not been so credited, fifty percent (50%) of the remaining uncredited portion amount shall be creditable against royalty payments due Licensor from the Company after such year. For purposes of this Agreement, a “year” means the period from July 1 of a calendar year through June 30 of the following calendar year.

(b)  Licensor and the Company confirm that all the annual license fees set forth in sub-sections 3.a.(i)(a) through (c) of the version of this Agreement that was amended and restated effective as of October 6, 1995 have been paid by Company in their entirety.

(ii)                                  a “Direct Payment,” equal to ** percent (**%) of all Net Sales made by the Company and its Affiliates of Licensed Products manufactured, used, or sold by the Company and its Affiliates for use by consumers as a pharmaceutical product or for manufacture into a pharmaceutical product for use by consumers.

(iii)                               a “Pass-Through Payment,” equal to ** percent (**%) of all ECLiPS-enabled Revenues received by the Company and its Affiliates, net of certain costs, as represented by the following formula, and as further defined below:

Pass-Through Payment = ** * {**},

where “*” means “multiplied by.”

“ECLiPS-enabled Revenues” means any payments, royalties, milestones, or other consideration of any kind (collectively, “revenues”), recognized by the Company and its Affiliates, from a Third Party with respect to any ** by, or on behalf of, the Company **. If the Company recognizes non-cash ECLiPS-enabled Revenues, at the Company’s option, but such option to be available only if such non-cash ECLiPS-enabled Revenues have been recognized pursuant to a bona fide transaction negotiated at arm’s length, the Company may **. “ECLiPS-enabled Revenues” also means any revenues recognized by the Company and its Affiliates with respect to the **. For example, but without limitation, the following would constitute categories of ECLiPS-enabled Revenues: (I) revenues resulting from ** using Licensed Subject Matter; (II) subject to the immediately following paragraph, revenues associated with any ** involved the use of Licensed Subject Matter; (III) revenues resulting from the ** using Licensed Subject

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Matter; or (IV) revenues resulting from the Company’s **. “ECLiPS-enabled Revenues” shall exclude payments to **, except (a) to the extent that such ** and (b) to the extent, if any, by which the **.

For purposes of explanation and clarification of the definition of “ECLiPS-enabled Revenues,” when the Company enters into a collaborative agreement with a Third Party involving the use of both (i) Licensed Subject Matter and (ii) any other technology, ** of such collaborative agreement. Notwithstanding the preceding sentence, in the event that an **. For purposes of the preceding sentence, to enable the Licensor to verify non-use of Licensed Subject Matter, the Company shall allow the Licensor to conduct appropriate personnel interviews and provide to the Licensor the Company’s written records, including without limitation laboratory notebooks, publications and presentations and other relevant materials, as provided under Section 4(e).

“Corporate R&D Costs” and “Corporate ITD Costs” mean (I) the Company’s **; and (II) other ** the Company’s drug discovery, drug optimization and drug development business. The distinction between “Corporate R&D Costs” and “Corporate ITD Costs” is that the former are attributable to a ** or program, while the latter are **. Categories of Corporate R&D Costs and Corporate ITD Costs include, but are not limited to, **

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** Corporate R&D Costs and Corporate ITD Costs do not include any ** costs accounted for as such in the Company’s financial statements.

“Collaboration R&D Costs” are those Corporate R&D Costs charged directly or apportioned (for example, **) to **. Such “Collaboration R&D Costs” shall include those expenses normally included as ** for the time period in which the applicable ECLiPS-enabled Revenues were recognized. “Collaboration R&D Costs” may also include amounts which were included as ** for a time period during which, or before, the applicable ECLiPS-enabled Revenues were recognized.

In the event that certain Corporate R&D Costs are apportioned to a research program of the Company that is not currently generating ECLiPS-enabled Revenues, such R&D Costs may be ** and shall not **. For example, if the Company identifies an active compound during the course of a research program that is conducted without sponsorship by a Third Party, the Corporate R&D Costs apportioned to such program ** in the above formula unless and until the Company has ** pursuant to the above formula. Whenever any such accrued Corporate R&D Costs become Collaboration R&D Costs, in no event shall such Collaboration R&D Costs be applied retroactively to reduce prior ECLIPS-enabled Revenues.

“Pro Rata ITD Costs” are those Corporate ITD Costs apportioned to **. The aggregate percentage of Corporate ITD Costs apportioned to such collaborations, products or programs shall be equal to the percentage of **. In the event that certain Corporate ITD Costs are apportioned to a collaboration, product or program of the Company that is not currently generating ECLiPS-enabled Revenues, such ITD Costs may be ** pursuant to the above formula. Whenever any such accrued ITD Costs become Pro Rata ITD Costs, in no event shall such Pro Rata ITD Costs be applied **. The Company’s internal accounting system will track and measure Corporate ITD Costs and Pro Rata ITD Costs. For the avoidance of doubt, Pro Rata ITD Costs shall not include any ITD Costs related to Company **; provided, however, that in the

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event that any such Company research and development program or project reaches the ** pursuant to the above formula.

For the avoidance of doubt, neither Collaboration R&D Costs nor Pro Rata ITD Costs shall include any ** accounted for as such in the Company’s financial statements. Further, neither Collaboration R&D Costs nor Pro Rata ITD costs shall include any costs or expenses of any kind incurred by the Company in connection with any **.

Each Payment Report pursuant to Section 4 below shall specify the amounts of ECLiPS-enabled Revenues recognized by the Company and its Affiliates during the applicable period, along with the amounts of Collaboration R&D Costs and Pro Rata ITD Costs, and shall be certified by an officer of the Company, and the calculation thereof shall be subject to the review contemplated by Section 4d. Each Payment Report shall specify the total amount of ECLiPS-enabled Revenues recognized by the Company and its Affiliates during the applicable period, along with the total amounts of Collaboration R&D Costs and Pro Rata ITD Costs. Further, each Payment Report shall specify the amount of ECLiPS-enabled Revenues, Collaboration R&D Costs and Pro Rata ITD Costs recognized or incurred (as the case may be) by the Company with respect to each pertinent Third Party.

(iv)                              Company shall be obligated upon the terms and conditions specified to make either a Direct Payment (Section 3(a)(ii)) or a Pass-Through Payment (Section 3(a)(iii)), as the case may be, with respect to all transactions involving Licensed Subject Matter as contemplated by Sections 3(a)(ii) and (iii), but not both a Direct Payment and a Pass-Through Payment. If it is not clear whether a Direct Payment or a Pass-Through Payment is appropriate in a particular circumstance, the parties shall negotiate in good faith to resolve the matter.

(v)                                 In order to resolve any disagreement among the parties concerning the amounts of the royalties and/or payments owed by the Company to the Licensor pursuant to Sections 3 and 4 for the period from the Original Effective Date until the Second Amendment Date, the Company agrees to pay the Licensor the amount of one million dollars ($1,000,000) (the “Additional Payment”). The Additional Payment shall be paid in two installments: a first installment of five-hundred thousand dollars ($500,000) payable by June 15, 2005, and a second installment of five-hundred thousand dollars ($500,000) payable by June 15, 2006. The parties agree that the Additional Payment, in view of the payments already made by the Company under this Agreement, fully satisfies any and all amounts owed by the Company to the Licensor under this Agreement for the period from the Original Effective Date until the Second Amendment Date. In addition, in consideration of the Additional Payment and other good and valuable consideration, receipt of which is hereby acknowledged, each of Columbia and Cold Spring, for itself and for its affiliates and successors, hereby releases, quitclaims, and forever discharges the Company, its Affiliates and successors (collectively, the “Company Released Parties”), from any and all claims, losses, demands, or causes of action of any type or nature whatsoever, known or unknown, suspected or unsuspected, and whether or not heretofore asserted which either Columbia or Cold Spring ever had, now has or may hereafter have against the Company

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Released Parties or any of them with respect to this Agreement for the period from the Original Effective Date until the Second Amendment Date. The parties agree that the payment by the Company of the Additional Payment does not constitute an admission or acknowledgement by the Company of any incorrect conduct or practice by the Company with respect to this Agreement. Further, in consideration of the release provided to the Company Released Parties by Columbia and Cold Spring, and other good and valuable consideration, receipt of which is hereby acknowledged, each of the Company Released Parties, for itself and for its affiliates and successors, hereby releases, quitclaims, and forever discharges Columbia, Cold Spring and the Affiliates and successors of each of them (collectively, the “Licensor Released Parties”), from any and all claims, losses, demands, or causes of action of any type or nature whatsoever, known or unknown, suspected or unsuspected, and whether or not heretofore asserted which any Company Released Party ever had, now has or may hereafter have against the Licensor Released Parties or any of them with respect to this Agreement for the period from the Original Effective Date until the Second Amendment Date.

b.                                      Company shall provide to Licensor copies of any (i) sublicenses hereunder and (ii) documents defining or governing Third Party relationships that are expected to or do generate ECLiPS-enabled Revenues, in conjunction with the Payment Report referred to in Section 4 below. Licensor shall hold such copies in strict confidence and use them solely to ensure compliance by Company with the terms of this Agreement.

4.                                       Reports and Payments.

a.                                       On or before the last business day of February, May, August, and November of each year of this Agreement, the Company shall submit to Licensor a written report with respect to the preceding calendar quarter (the “Payment Report”) stating:

(i)                                     Net Sales made by the Company and any Affiliate during such quarter for Licensed Products;

(ii)                                  In the case of transfers or sales of Licensed Products by the Company to an Affiliate for sale by the Affiliate, Net Sales made by the Company from the Affiliate and by the Affiliate from its customers during such quarter;

(iii)                               Amounts accruing to the Company from its Sublicensees during such quarter;

(iv)                              Net sales made by Sublicensees during such quarter; and

(v)                                A calculation under Section 3 of the amounts due to Licensor, making reference to each subsection.

b.                                      Simultaneously with the submission of each Payment Report, the Company shall make payments to Licensor of the amounts due for the calendar quarter covered by the Payment Report; provided, however, that any amount due to the Licensor from the Company under this Agreement for the period beginning on July 2, 2003 and ending on December 31, 2004, and not yet paid, shall be paid by the Company to the Licensor no later than ten days after execution of this Agreement by the Licensor.

c.                                       Within sixty (60) days following June 30 of each year of this Agreement, the Company shall submit to the Licensor a written report with respect to the preceding year under this Agreement (the “Reconciliation Report”) detailing: (i) the expenditures by the Company during such year in connection with the development and commercialization of the Licensed Subject Matter; (ii) the Company’s activities during such year and the progress toward commercialization of the Licensed Subject Matter and (iii) a reconciliation of the (1) revenues, (2) collaborative research and development costs and (3) ITD Costs set forth in the Payment Reports to the corresponding data set forth in the Company’s financial statements included in its reports filed with the U.S. Securities and Exchange Commission.  The Company and Licensor will schedule an annual meeting to be held among them within thirty (30) days following the above-mentioned sixty (60) day period to discuss the Reconciliation Report.

d.                                      Annual Reconciliation.  After the conclusion of each year of this Agreement, the Company shall, acting reasonably and in good faith, determine whether it has made any overpayment or underpayment of amounts due under Section 3 during the course of such year. Within sixty (60) days after conclusion of such year, the Company shall notify Licensor accordingly, and, subject to prior verification by the Licensor of the claimed overpayment or underpayment (the Company to cooperate reasonably with the Licensor in making such prior verification), shall add the applicable amount to, or deduct the applicable amount from, any payment due with a Payment Report during the following calendar quarter.  If the amount of such an overpayment exceeds the amount owed by the Company during the following calendar quarter (such excess, the “Excess Amount”), the Company shall credit this unapplied overpayment, plus interest as provided below, against future royalty payments until such time as the total overpayment has been applied.

e.                                       The Company shall maintain usual books of account and records and other relevant materials (including, without limitation, laboratory notebooks, publications, and presentations) showing its actions under this Agreement, such as the Company’s use or non-use of Licensed Subject Matter. Once per calendar year, upon reasonable notice, such books, records and materials shall be open to inspection and copying, along with access to supervisory and/or other knowledgeable personnel, during usual business hours, by an independent certified public accountant to whom the Company has no reasonable objection, for two years after the calendar quarter to which they pertain, for purposes of verifying the accuracy of the amounts paid to Licensor by the Company under this Agreement. The accounting firm shall report to Licensor only whether there is an error with regard to the royalty payments made by the Company hereunder and, if so, the amount thereof.

f.                                         Notwithstanding anything to the contrary in this Agreement, and without limiting any of the Company’s or the Licensor’s rights and remedies hereunder, any payment required hereunder that is made late (including unpaid portions of amounts due) shall bear simple interest at the rate of prime plus one percent (1%) per annum, as the prime rate is reported in The Wall Street Journal from time to time.  Any interest charged or paid in excess of the maximum rate permitted by applicable law shall be deemed the result of a mistake, and interest paid in excess of the maximum rate shall be credited or refunded (at the payor’s option) to the Company or the Licensor, as applicable.

g.                                      All reports and payments provided pursuant to this Section 4 shall be kept in confidence by Licensor except for disclosures required by law and made after notice to the other party and after requesting confidential treatment and a protective order, if available.

5.                                       Use for Research Purpose of Licensed Subject Matter.  Licensor reserves the right to use the Licensed Subject Matter for non-commercial research purposes and to permit other entities or individuals to use same for non-commercial research purposes. Licensor shall obtain from all such entities or individuals an agreement in writing not to use the Licensed Subject Matter for any commercial purposes and shall inform the Company of the identity of all such entities or individuals and the manner of their use of the Licensed Subject Matter.

6.                                       Due Diligence.

Licensor and the Company confirm that all the due diligence requirements of Section 6 of the prior versions of this Agreement have been fulfilled in their entirety.

7.                                       Infringement.

a.                                       Licensor will protect Licensed Patents from infringement and prosecute infringers at its own expense when in its sole judgment such action may be reasonably necessary, proper and justified.

b.                                      If the Company shall have supplied Licensor with written evidence demonstrating prima facie infringement of a claim of a Licensed Patent, the Company may by notice request Licensor to take steps to protect the Licensed Patent. Unless Licensor shall within three months of the receipt of such notice either (i) cause such infringement to terminate or (ii) initiate legal proceedings against the infringer, the Company may upon notice to Licensor initiate legal proceedings against the infringer at the Company’s expense.  In such event the Company may deduct from payments due hereunder to Licensor its reasonable costs and expenses, including without limitation legal and experts fees incurred to conduct such proceedings, but in no event shall any such payments be reduced by more than ** percent of the amount otherwise due to Licensor hereunder. Any recovery by the Company in such proceedings shall first be used to reimburse the Company for its reasonable costs and expenses incurred to conduct such proceedings and next to pay any amounts withheld from Licensor by the Company under this Section 7 during the pendency of the proceedings. Any remaining balance shall be **. Any other provision of this Agreement notwithstanding, other than as provided in this Section 7b, no amounts payable by the Company pursuant to this Section 7b shall be recoverable by the Company from the Licensor.

c.                                       In the event the Licensor or the Company shall initiate or carry on legal proceedings to enforce any Licensed Patent against an alleged infringer, the other parties to this Agreement shall use their best efforts to cooperate fully with and shall supply all assistance reasonably requested by the party initiating or carrying on such proceedings.  The party that

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institutes any proceeding to protect or enforce a Licensed Patent shall have sole control of that proceeding and shall bear the reasonable expenses incurred by said other parties in providing such assistance and cooperation as is requested pursuant to this paragraph.

8.                                       Patents.

a.                                       Licensor will be responsible for preparing, filing, prosecution and maintaining all Licensed Patents and shall use patent counsel acceptable to the Company.  All reasonable expenses relating to the preparation, filing, prosecution and maintenance of Licensed Patents will be paid by the Company except that the Company may upon sixty (60) days advance written notice advise Licensor that it no longer wishes to pay such expenses, whereupon the Licensed Patents for which the Company has given Licensor such notice shall no longer be Licensed Patents within the scope of this Agreement and Licensor at its option may either pay such expenses or permit such Licensed Patents to become abandoned or lapse. Any other provision of this Agreement notwithstanding, no amounts payable by the Company pursuant to this Section 8a shall be recoverable by the Company from the Licensor.

b.                                      Licensor shall consult with the Company regarding all activities with respect to prosecution and maintenance of Licensed Patents, shall provide the Company copies of any documents relating to the Licensed Patents which will be filed in any patent office for review and comment at least thirty (30) days prior to the filing of such documents, shall obtain the Company’s approval with respect to any action concerning the Licensed Patents, which approval shall not unreasonably be withheld, and shall provide to the company copies of all office actions and other communications concerning the Licensed Patents within three (3) weeks after receipt thereof.

c.                                       The Company will provide all reasonable cooperation required by Licensor in the preparation, prosecution and maintenance of Licensed Patents.

d.                                      Licensor shall file patent applications corresponding to Licensed Patents, or covering subsequent inventions which became part of the Licensed Subject Matter, in such countries as the Company in its sole discretion shall select. Should the Company expressly decline to have patent applications filed in any country, Licensor, at its discretion and expense may file, prosecute and maintain such patent applications in such country, which patent application, or patent resulting therefrom, shall not be a Licensed Patent within the scope of this Agreement but shall be the subject of a separately negotiated License Agreement should the Company desire rights thereunder.

e.                                       In partial consideration for the Additional Payment set forth in Section 3.a.(v), Licensor agrees to provide the Company, on or before June 15, 2005, with a list of all patent applications currently being prosecuted by Licensor pursuant to sub-section 8(d), above. Licensor further agrees to provide written notice to the Company within thirty (30) days after the issuance of any patent prosecuted by Licensor pursuant to sub-section 8(d), above. In the event Licensor believes that the Company requires a license under any such issued patent in order to carry out its business activities, Licensor’s notice to the Company shall state such belief and the reasons therefor.  Such notice further shall contain an offer to negotiate a License Agreement with the Company with respect to the applicable patent.

9.                                       Prohibition Against Use of Name.  The Company will not use the name, insignia, or symbols of Licensor, their faculties or departments, or any variation or combination thereof, or the name of any trustee, faculty member, other employee, or student of Licensor for any purpose whatsoever without Licensor’s prior written consent.

10.                                 Compliance with Governmental Obligation.

a.                                       Notwithstanding any provisions in this Agreement,  Licensor disclaims any obligations or liabilities arising under the license provisions of this Agreement if the Company is charged in a governmental action for not complying with or fails to comply with governmental regulations in the course of developing any Licensed Product.

b.                                      The Company shall comply, upon reasonable notice from Licensor, in all material respects with all governmental requests directed to either Licensor or the Company and provide all information and assistance necessary to comply with the governmental requests; provided, however, that the Company shall have the right to contest or defend itself by all lawful means from compliance with any governmental request which it in good faith believes is overbroad, improper or injurious to the Company or its business.

c.                                       The Company shall insure that research, development, and marketing under this Agreement will comply in all material respects with all government regulations in force and effect including, but not limited to, federal, state, and municipal legislation; provided, however, that the Company shall have the right to contest or defend itself by all lawful means from compliance with any governmental request which it in good faith believes is overbroad, improper or injurious to the Company or its business.

11.                                 Indemnity and Insurance.

a.                                       The Company will indemnify and hold Licensor harmless against any and all actions, suits, claims, demands, prosecutions, liabilities, costs, and expenses (including reasonable attorneys’ fees) based on or arising out of this Agreement, other than those relating to a breach of this Agreement by Licensor, including, without limitation, the manufacture, packaging, use, sale, rental, or lease of Licensed Products, even if altered for use for a purpose not intended, or use of Licensed Subject Matter by the Company, its Affiliates, its Sublicensees or its (or their) customers and any representation made or warranty given by the Company, its Affiliates or Sublicensees with respect to Licensed Products or Licensed Subject Matter. Licensor shall consult with the Company respecting the conduct of the defense and/or any proposed settlement of any such action, suit, claim, demand, prosecution, liability, cost, and expense (including reasonable attorneys’ fees).

b.                                      The Company shall maintain, during the term of this agreement, comprehensive general liability insurance, including products liability insurance, with reputable and financially secure insurance carriers reasonably acceptable to Licensor to cover the activities of the Company, its Affiliates and its Sublicensees, for minimum limits of $** combined single

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limit for bodily injury and property damage per occurrence and in the aggregate. Such insurance shall **. The Company shall furnish a certificate of insurance evidencing such coverage, with thirty days written notice to Licensor of cancellation or material change.

The Company’s insurance shall be primary coverage; any insurance Licensor may purchase shall be excess and noncontributory. Such insurance shall be written to cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement.

The Company shall at all times comply with all statutory workers’ compensation and employers’ liability requirements covering its employees with respect to activities performed under this Agreement.

12.                                 Marking.  Prior to the issuance of patents, the Company and its Affiliates will mark Licensed Products made, sold, or otherwise disposed of by any of them under the license granted in this Agreement with the words “Patent Pending”, and following the issuance of one or more patents, with the numbers of such patents. Company shall use reasonable business efforts to require that its Sublicensees similarly mark their Licensed Products.

13.                                 Representations and Warranties.

a.                                       Licensor Warranties.  Licensor, the Trustees of Columbia University of the City of New York and Cold Spring Harbor Laboratory jointly and severally represent and warrant that to the best of their knowledge, (i) they have the full right, power and authority to grant to Company the license granted in the License Agreement, (ii) they have not previously granted and shall not grant to any Third Party any rights which are inconsistent with the rights granted to Company herein or in the License Agreement, (iii) they have full power to enter into this Agreement, to carry out their obligations under this Agreement, and to grant the rights granted to Company herein and in the License Agreement; and (iv) they have fully complied with all requirements of 35 U.S.C. §200 et seq. and all implementing regulations necessary to perfect title to the rights and License granted to the Company herein.

b.                                      Company Warranties.  Company warrants that it has full power to enter into this Agreement and to carry out its obligations under this Agreement.

c.                                       Limited Warranty.  Nothing in this Agreement shall be construed as a warranty or representation by any party as to the validity of any Licensed Patent. Nothing in this Agreement shall be construed as a warranty or representation by any party that anything made, used, sold, or otherwise disposed of under any license granted under this Agreement is or will be free from infringement of domestic or foreign patents of Third Parties.

14.                                 Breach and Cure.

a.                                       The Company shall be considered to be in material breach of this Agreement for (i) failure to pay fully and promptly amounts due pursuant to Section 3 and payable pursuant to Section 4 which are material to the transactions and payments contemplated by this Agreement

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taken as a whole; or (ii) failure of similar materiality to comply with governmental requests, subject to Section 10(b).

b.                                      Either party shall have the right to cure its material breach. The cure shall be effected within a reasonable period of time but in no event later than ninety (90) days after notice of any breach given by the non-breaching party, unless such default is of such nature that it cannot reasonably be completely cured within ninety (90) days, in which case Company shall have the right to cure such default within one hundred eighty (180) days, provided that Company commences work to cure such default within the ninety (90) days and thereafter proceeds with reasonable diligence and in good faith to cure such default. If there exists a good faith dispute as to whether a material breach has occurred and/or whether a cure has been effected, the parties shall negotiate in good faith to resolve the dispute promptly. The right to terminate shall be stayed for up to ninety (90) days while the parties negotiate to resolve the dispute.

15.                               Term of Agreement.

a.                                       This Agreement shall be effective as of the Original Effective Date and shall continue in full force and effect, unless terminated in accordance with this Section 15, for the later of twenty (20) years from the Original Effective Date or the expiration of the last to expire of the Licensed Patents. Thereafter, the Company shall have a paid-up license under Licensed Technology and Licensed Materials.

b.                                      The license granted under this Agreement may be terminated by Licensor (i) upon thirty (30) days written notice to the Company for the Company’s material breach of the Agreement and the Company’s failure to cure such material breach in accordance with Section 14(b), or (ii) should the Company commit any act of bankruptcy, become insolvent, file a petition under any bankruptcy or insolvency act or have any such petition filed against it which is not dismissed within sixty (60) days.

c.                                       Upon any termination of this Agreement pursuant to Section 15(b), all sublicenses granted by the Company under it shall be assigned to Licensor.

16.                               Notices.  Any notice required or permitted to be given under this Agreement shall be sufficient if sent by certified mail (return receipt requested), postage pre-paid, if to Licensor, to:

Columbia University Science and Technology Ventures
80 Claremont Ave. #4F (at 120th St.), Mail Code 9606
New York, New York 10027
Attention: Executive Director

copy to:	Office of the General Counsel
Columbia University
412 Low Memorial Library
Mail Code 4308
535 West 116th Street

New York, New York 10027
Attention: General Counsel

Cold Spring Harbor Laboratory
P.O. Box 100
Cold Spring Harbor, New York 11724
Attention: Director, Office of Technology Transfer

if to the Company, to:	Pharmacopeia Drug Discovery, Inc.
P.O. Box 5350
Princeton, NJ 08543-5350
Attention: Leslie J. Browne, Ph.D.

copy to:	James J. Marino, Esq.
Dechert LLP
Princeton Pike Corporate Center
P.O. Box 5218
Princeton, NJ 08543-5218

or to such other address as a party may specify by notice hereunder. Notices shall be deemed to have been served when delivered.

17.                                 Assignment.  This Agreement may not be assigned without the written consent of the other parties except the Company may assign this Agreement to a successor in business of all or substantially all of its assets without the consent of Licensor.

18.                                 Governing Law.  This Agreement shall be governed by New York law applicable to agreements made and to be performed in New York.

19.                                 Severability.  If any provision of this Agreement shall be found or be held invalid or unenforceable by any court of competent jurisdiction in any jurisdiction in which this Agreement is being performed, the remainder of this Agreement shall be valid and enforceable, and the parties shall negotiate, in good faith, a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement.

20.                                 Waiver.  The failure of any party to enforce at any time the provisions of this Agreement shall in no way be constituted to be a present or future waiver of such provisions, nor in any way affect the right of any party to enforce each and every such provision thereafter.

21.                                 Counterparts.  This Agreement may be executed in two or more counterparts, all of which together shall be regarded as one instrument.

22.                                 Entire Agreement.  The terms and conditions contained herein constitute the entire agreement between the parties and supersede all previous agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. No change, modification, termination or waiver of this Agreement or any or its provisions shall be valid unless made in writing and signed by a duly authorized representative of each party.

IN WITNESS THEREOF, Licensor and the Company have caused this Agreement to be executed by their duly authorized representatives as of the day and year set forth in Recital 5 above.

THE TRUSTEES OF COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK

By	/s/ Scot G. Hamilton
Scot G. Hamilton
Senior Director
Science & Technology Ventures
Columbia University Science & Technology Ventures

COLD SPRING HARBOR LABORATORY

By	/s/ John Maroney
John Maroney
Director, Office of Technology Transfer
Legal Counsel

PHARMACOPEIA DRUG DISCOVERY, INC.

By	/s/ Brian M. Posner
Brian M. Posner
Vice-President, Finance